SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

Publicly-Owned Corporation
CNPJ no. 02.558.124/0001-12

RELEVANT FACT

Embratel Participações S.A. (“Embrapar”), in compliance with the provisions of paragraph 4 of article 157 of Law no. 6.404/76 and to CVM Instruction no. 358/02, communicates to its shareholders and to the public in general that, on this date, the Board of Officers of Embrapar has submitted for the approval of the Board of Directors in a meeting to take place on December 15, 2004, a proposal to increase the capital of Embrapar.

The proposal contemplates an increase of Embrapar’s capital stock in an amount of up to approximately R$ 1,903,020,000.00 (one billion, nine hundred and three million, twenty thousand reais), which corresponds, on the date hereof, to US$ 700,000,000.00 (seven hundred millions dollars), to be paid in cash, by issuing, for private subscription, new common and preferred shares, in the same proportion as Embrapar’s outstanding common and preferred shares. The subscription price will be determined by the Board of Directors, taking into account market conditions and requirements of Brazilian law.

The purpose of the capital increase is to strengthen the financial position of Embrapar and its subsidiaries in view of their funding requirements over the medium term, which include repaying maturing debt, prepaying some higher-cost debt, and funding capital expenditures. A stronger balance sheet will also position Embrapar and its subsidiaries to compete more effectively and to meet challenges and opportunities as they arise. Embrapar also anticipates having the opportunity to acquire other Brazilian assets that its controlling shareholder already owns or is in the process of purchasing, although no such transaction has yet been proposed.

In order to allow the administration of Embrapar to fully implement the capital increase, the Board of Officers has requested that the Board of Directors approve the calling of an Extraordinary Shareholders’ Meeting with the purpose of deciding on the increase of the limit of the authorized capital of Embrapar.

The proposal of the Board of Officers contemplates that the preemptive right to subscribe for new shares will be extended to U.S. investors who hold preferred shares of Embrapar either directly or through American Depositary Shares, a security representing preferred shares of Embrapar, traded in the U.S. market, in accordance with applicable U.S. laws. For this purpose, a registration statement on Form F-3 will be filed with the U.S. Securities and Exchange Commission ( “SEC”).

The final terms of the capital increase, including its final amount in reais, the issue price of the shares, and other applicable terms will be determined by the Board of Directors in a further meeting to be held, after the Extraordinary Shareholders’ Meeting deciding the increase in the authorized capital of Embrapar takes place, and after the completion of any necessary SEC review. The final terms will then be disclosed in a notice to Embrapar shareholders.

This notice does not constitute an offer of sale of securities in Brazil, in the United States or in any other jurisdiction.

Rio de Janeiro, December 6th, 2004.

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2004

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.